Exhibit 99.1

Medifocus, Inc. Closes Equity Offering

COLUMBIA, MD and TORONTO, ON—(Marketwired - May 12, 2015) - Medifocus, Inc. (OTCQX: MDFZF) (TSX VENTURE: MFS) today announced that it has closed a non-brokered private placement of 38,750,000 common shares (the Common Shares) at a price of $0.055 per Common Share for gross proceeds of $2,131,250. Commissions of $180,000 were paid to Asset Profits Limited and Bess Wide Holdings Limited for subscription originated by them. The net proceeds of $1,987,250 will be used for general working capital. The Private Placement was previously announced on March 27, 2015. Shares issued under the offering are subject to resale restrictions until September 13, 2015.

The Company also announces, subject to regulatory approval, a plan to issue up to 7,585,000 common shares to settle $417,174 of fees it owes to directors and various consultants at a deemed price of $.055 per share.

About Medifocus, Inc.

Medifocus owns two fully developed technology platforms with comprehensive United States and international patent protection: (i) The Endo-thermotherapy Platform — a catheter-basis focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The United States Food and Drug Administration (FDA) approved Prolieve® Thermodilatation System for the treatment of Benign Prostatic Hyperplasia (BPH) was developed based on the Endo-thermotherapy and is currently generating revenue; and (ii) the Adaptive Phased Array (APA) Microwave Focusing Platform, invented by the Massachusetts Institute of Technology, licensed to Medifocus directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. Medifocus’ APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the FDA and Health Canada to conduct the pivotal Phase III clinical trials. Medifocus believes that these two technology platforms can provide the design basis for the development of multiple cancer treatment systems for surface, subsurface and deep seated localized and regional cancers. Please visit www.medifocusinc.com, www.prolieve.com and http://www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627 for more details.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect the structure and the proceeds of the Offering and the expected use of the proceeds. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, Medifocus disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Medifocus Contact:

John Mon, COO

Medifocus, Inc.

Tel: 410-290-5734

JohnMon@medifocusinc.com

Investor Relations:

Michael Porter, President

Porter, LeVay and Rose

Tel: 212-564-4700

Mike@plrinvest.com